UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On 26 June 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announces that, further to the announcement of 24 June 2019 that the resolutions proposed at the Court Meeting and the General Meeting in relation to the Scheme were all approved, the Court Hearing to sanction the Scheme has been rescheduled to 8 July 2019, later than expected, due to a shareholder opposing the Scheme. Realm expects that the Scheme will become effective (and the Acquisition will complete) on 10 July 2019, if the Court sanctions the Scheme. The Company will announce an updated timetable of principal events in due course.

Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated June 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

June 26, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer